3/9

04010515

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Avalon Ventures Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

FILE NO. 82- 4427 FISCAL YEAR 8-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/11/04

FILE No. 82-4427

AVALON VENTURES LTD.

ANNUAL REPORT 2003

04 MAR -9 AM 7:21



AR/S
8-31-03
Separation Rapids
Rare Metals
Kenora
ONTARIO
Thunder Bay
Toronto
Mount Thom
Copper-Gold

INDUSTRIAL MINERALS DEVELOPMENT

COPPER-GOLD EXPLORATION

Avalon Ventures Ltd. (AVL:TSXV) is a Canadian junior mineral exploration and development company. The Company operates exclusively in Canada with a primary focus on industrial minerals, and rare metals with high technology applications, including feldspars, lithium, tantalum, and cesium, and a secondary focus on "IOCG-type" copper-gold-silver-cobalt deposits in Nova Scotia.

IOCG (iron oxide copper-gold) deposits include the supergiant Olympic Dam deposit in Australia which, with over 2 billion tonnes of copper-gold ore, is one of the largest polymetallic ore deposits in the world and the preferred target for many of the world's large integrated mining companies. The Company's new Mount Thom copper-gold-cobalt project in central Nova Scotia hosts a new discovery of IOCG style mineralization that has never been previously evaluated for this type of deposit.

The Company's main asset is its Separation Rapids rare metals project located near Kenora, Ontario where Avalon is developing the world class "Big Whopper" pegmatite. This deposit is now in the feasibility stage and shows excellent potential for becoming a low-cost, highly profitable producer of high-lithium feldspar and tantalum. High-lithium feldspar is a unique product developed for the glass industry as low cost source of lithium, a powerful flux that will provide the glass manufacturer with significant energy cost savings.

Avalon offers investors a rare combination in a junior company of exposure to the speculative upside of precious metals and base metals, with steady growth potential through cash flow from its emerging industrial minerals operations.

Shares Outstanding (29/12/03)	**26,475,248**
Fully Diluted	**32,971,506**
Recent Price	**$0.18 - $0.26**
Year High/Low	**$0.26 / $0.10**
Principal Shareholders	**Management and Placer Dome (CLA) Limited**
SEC 12g3-2(b) Exemption No.	**82-4427**

On behalf of the Board of Directors, I am pleased to submit herewith, the 2003 Annual Report for Avalon Ventures Ltd., together with the audited financial statements for the year ended August 31, 2003.

The second half of calendar 2003 saw the junior resource sector finally emerge from the prolonged bear market that the mineral industry had endured since 1997. This was stimulated by a recovery in the price of gold followed by a strengthening in base metal prices over the course of the year, resulting in increasing investor interest in junior mining companies. Many market analysts are forecasting continuing strength in commodity prices into 2004, which should result in sustained market interest in resource companies, rising share prices and increased equity financing opportunities for junior companies such as Avalon.

Limited cash resources and a weak share price in the first half of the year forced management to follow a path of cost-cutting and fiscal prudence throughout all of 2003. By eliminating or deferring non-essential overhead expenses and disposing of non-core assets for cash, the Company was able to fund its essential administrative expenditures during the year without further diluting the shareholders. Moreover, with the proceeds of a small flow-through financing completed in January, 2003 totaling $100,500, the Company was able to significantly advance the Separation Rapids project and develop an exciting new project in Nova Scotia to take advantage of the renewed market interest in gold and base metals.

On Separation Rapids, a mini-bulk sample of the ore was processed using the Company's new low-cost dry process flowsheet to produce test quantities of our new high-lithium feldspar ("HLF") product. This material was subsequently evaluated for container glass applications by performing crucible melt tests at the renowned Center for Glass Research at Alfred University, New York. This work successfully demonstrated that the HLF material can produce an excellent quality glass product and confirmed that the high fluxing power of the contained lithium results in improved melting performance, creating the potential for significant energy savings for the glass manufacturer.

With the high cost of natural gas forcing glass manufacturers to seek new methods for reducing energy consumption in their furnaces, the Company's HLF product offers a unique new low-cost alternative for achieving this objective. In fact, Amalgamet Canada, the Company's marketing agent, believes that our high-lithium feldspar represents "the right product at the right time" to serve an increasingly energy conscious glass manufacturing market. Delivery of large volume test samples to potential customers remains the key to penetrating this market, which the Company hopes to achieve in 2004, once a demonstration scale process facility is identified or acquired. This remains the Company's top-priority for 2004.

Early in 2003, the Company began to evaluate new gold project opportunities, which led to the decision to option the Cobequid Mountains gold project in central Nova Scotia in March. After securing $126,000 in flow-through financing in July, a prospecting and compilation program was carried out on the property. This led to the recognition that the area offered excellent potential for "IOCG-type" (Iron Oxide Copper Gold) deposits, as well as epithermal-type gold deposits. IOCG deposits represent a very attractive target due to their relatively large size, as exemplified by the 2.66 billion tonne Olympic Dam deposit in South Australia. Government records indicate that historically, there has never been any systematic exploration for IOCG deposits in Nova Scotia and the opportunity existed to secure a substantial land position over large areas prospective for this type of deposit.

The Company seized the opportunity by staking 734 new claims and optioning three more properties including the Mount Thom IOCG prospect, which covers a known copper occurrence not previously recognized as having IOCG type affinities. During our due diligence investigations of the Mount Thom property, a new showing of IOCG style copper-gold mineralization was identified which produced economically significant copper and gold values in two grab samples averaging 3.32% copper and 0.61 g/t gold. A large airborne magnetic anomaly located nearby presents an attractive target for the depth extension of this new mineralized zone. At the time of writing, the Company was in the process of closing a flow-through financing to fund a drilling program to test this exciting target early in 2004.

While the new projects in Nova Scotia present an excellent opportunity to stimulate some near-term speculative interest in the Company's stock and higher share prices, for the longer term the Company remains committed to its strategy of developing its rare metals/industrial minerals projects to production and building a viable business in the sales and marketing of high-tech minerals and metals. As a publicly–traded company, exploration for precious metals and base metals provides opportunities for enhancing shareholder value, while the profits from our industrial minerals operations will ensure that we have the flexibility to fund future exploration work from cash flow as appropriate and avoid unnecessarily diluting the shareholders.

Finally, I would again like to thank you, our loyal shareholders, for your patience and support during what has been an extended bear market in the junior resource sector. I look forward to 2004 with great optimism both with the expectation that we will finally realize our primary goal of achieving initial production and cash flow from the Separation Rapids project and that with the advancement of our new project in Nova Scotia, we will begin to rebuild shareholder value by capitalizing on the renewed investor interest in the mineral exploration sector.

On behalf of the Board of Directors,

Donald S. Bubar, P.Geo.
President and Chief Executive Officer
December 29, 2003

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company. The Company operates exclusively in Canada with a primary focus on industrial minerals and rare metals including feldspars, lithium, tantalum and cesium, and a secondary focus on "IOCG-type" copper-gold-cobalt deposits. The Company is in the process of exploring 8 of its 12 mineral resource properties, most of which are at an early stage where economically recoverable ore reserves have not yet been defined. Two industrial mineral properties (Separation Rapids and Warren Township) are at a more advanced stage with defined mineral reserves that independent consultants have determined are economically recoverable, provided that suitable sales contracts with customers for the mineral products can be arranged.

Resource property expenditures during the year ended August 31, 2003 totaled $235,300, compared to expenditures of $1,160,216 in the previous fiscal year, reflecting the lack of joint venture funding available during the year and the decision to avoid excessively dilutive equity financing to fund new work programs. After property sales and write-offs of expenditures totaling $624,476, total resource property expenditures on the Balance Sheet at August 31, 2003 decreased by $389,176 to $4,458,948. The Company's investment to date in the Separation Rapids project of $3,926,992 represents 88% of this total and continues to be the Company's most significant asset.

Resource property expenditures on the Separation Rapids project in the year ended August 31, 2003 totaled $188,695 of which $94,894 was funded with a portion of the proceeds of a private placement of flow-through units completed on January 10, 2003. The flow-through funds were mainly expended on processing of a five tonne mini-bulk sample of the ore, followed by crucible melt tests on the glass grade product recovered and related analytical, mineralogical and supervisory costs. The balance of the expenditures on the Separation Rapids project of $93,801 were mainly incurred in completing an updated scoping study on the high-lithium feldspar ("HLF") development concept, follow-up engineering work, as well as product marketing studies. Results of this work were very encouraging as they confirmed that the new dry process methodology was capable of producing an acceptable quality HLF product and that the glass-grade HLF product will perform well in a soda-lime (container) glass formulation.

The majority of the remaining resource property expenditures in the year ended August 31, 2003 were incurred on the new Cobequid Mountains Gold project in northern Nova Scotia where $69,631 had been spent by fiscal year-end. Except for acquisition costs of $7,316, most of this funding came from the two flow-through private placements completed during the year. The balance of the $150,000 program budget was to be expended before the end of the second quarter in fiscal 2004.

While no new gold showings were found in bedrock during the first pass in the original Cobequid Mountains project area, initial results did indicate that the region also had exceptional potential for "Olympic Dam style" iron oxide copper-gold ("IOCG") deposits. Consequently, the project was expanded with the acquisition of two new properties having potential for these types of deposits called West River Station and Upper Kemptown. Subsequent to year-end, the Company optioned a third, more advanced IOCG prospect in the same area called Mount Thom from other local prospectors. This property covers an historical copper-cobalt-gold occurrence known since 1971 and a new copper-gold occurrence found by the Company during its due diligence investigations in October, 2003.

A pre-feasibility study was completed on the Warren Township Anorthosite project during the year at a cost of just $3,487, since the Company's consultant had already prepared a similar study for the previous owners of the property, and it only required minor updating. The property was staked by Company personnel in October, 2002 at a cost of $1,167. Potential customers for the calcium feldspar product have already been identified and the study indicates that the project can be successfully developed with a capital investment of $2.5 million, pending completion of a bulk sampling program and confirmation of customer acceptance of the product. The Company continues to seek financing for this project in conjunction with its efforts to finance the Separation Rapids project.

The Company's three early stage tantalum projects (Lilypad Lakes, Raleigh Lake, and Shatford Lakes) were inactive during the year due to a lack of financing interest caused by continuing low tantalum prices. Costs totaling $17,333 net of joint venture recoveries were incurred at Lilypad Lakes related to drill camp de-mobilization. The Company realized a cost recovery $11,131 on the sale of certain exploration equipment items upon closure of the Thunder Bay exploration office in October, 2002.

The Black Bay copper-nickel-platinum-palladium property was optioned to McVicar Minerals and BHP Billiton World Exploration Inc during the year, which completed MEGATEM airborne electromagnetic survey over the property. No targets worthy of follow-up were identified from this work and the decision was made to abandon the project in May, 2003. The Company has written off its investment of $94,418 net of option payments totaling $35,000 received during the year.

The Wolf Mountain platinum-palladium project was inactive during the year while the joint venture looked for new financial partners without success. With interest in platinum –palladium exploration in the Thunder Bay area now declining, prospects for securing new financing are considered poor and consequently, management has decided to write off its investment of $334,379 in this project. Similarly, costs of $79,569 related to the Shatford

Lakes tantalum project were also written off after management concluded that it was also unlikely that this project would ever be re-activated although the claims remain in good standing until at least October 5, 2007. The Strange Lake rare metals property was abandoned during the year and costs totaling $68,882 were written off.

Administrative expenses for the year ended August 31, 2003 totaled $316,303, a 30% reduction over the previous year's total of $461,307, despite the inclusion of a non-cash expense item of $32,401 for stock options granted during the year, in accordance with new CICA accounting policy. This reflects the reduced level of business activity over the year and a concerted effort by management to conserve vital working capital. The lack of active joint ventures earning management fees and low interest income on cash deposits reduced revenues sharply during the year to just $2,685 resulting in an operating loss of $313,618. After write-offs for abandoned properties described above and disposition of certain non-core properties and investments totaling $590,985, this brought the loss for the year to $904,603 or $0.04 per share. This also includes a writedown of the Company's investment in process technology for the Separation Rapids project and abandonment of its process patent following the decision to use an alternative process methodology for the Separation Rapids ore. The loss of $904,603 compares to a loss of $1,044,263 during the previous period, the difference being mainly attributable to the reduced operating losses during the year. Losses for abandoned resource properties were quite similar for the two years totaling $597,893 in the year ended August 31, 2003 compared to $561,873 in the previous fiscal year.

Expenditures to related parties during the year ended August 31, 2003 totaled $162,780 of which $7,965 was incurred with a law firm of which the Chairman is an associate and $87,400 was incurred with a consulting company controlled by the President and $64,915 was incurred with an accounting firm in which the Vice-President, Finance is a partner, as more fully disclosed in Note 9 to these audited financial statements. As at August 31, 2003 accounts payable included $223,462 payable to related parties, including $27,000 of directors' fees.

Expenditures on public and investor relations activities during the year ended August 31, 2003 totaled $11,357, a 70% reduction from the previous year's total of $39,473. The Company confined its investor relations activities during the year to responding to routine investor inquiries, website maintenance and periodic news release dissemination in order to reduce costs during what has been a prolonged period of minimal investor interest in junior resource companies. Investor Relations duties will continue to be handled by the President, until such time as renewed investor interest warrants engaging new Investor Relations support.

As at August 31, 2003 the Company had a working capital deficiency of $130,588 and cash on hand of $131,686. Approximately 50% of the cash resources are flow-through funds allocated for the Cobequid Mountains gold project which will be expended before December, 2003. Non-flow-through funds are being conserved for vital administrative costs, while management seeks new financing to allow the development of the Separation Rapids and Warren Township projects to proceed.

Management is optimistic that new financing can be arranged in 2004 as capital markets for resource companies have improved dramatically over the past several months, particularly in the availability of flow-through financing for early stage gold and base metals projects, like the Company's new projects in central Nova Scotia. This renewed investor interest in mineral exploration has been precipitated by rising gold and copper prices which many analysts feel are likely to be sustained well into 2004. It is further anticipated that with renewed exploration activity, other equity financing opportunities will arise that will allow the Company to access new non-flow-through funding to address the Company's working capital deficiency. A joint venture with an industry partner is management's preferred route for financing the next stage of development of the Separation Rapids project, in order to avoid excessive shareholder dilution. Discussions are ongoing with several potential joint venture partners. Cash proceeds from the sale of non-core assets during the year provided sufficient working capital to cover the Company's priority overhead expenses.

Subsequent to the year ended August 31, 2003, the Company and joint venture partner Starcore Resources Ltd. completed the sale of the Denain gold project, located near Val d'Or, Quebec to Mirabel Resources Inc., a public company listed on the TSX Venture Exchange. The total consideration was 240,000 shares at a deemed value of $0.25 per share. Starcore assigned its 50% share of the proceeds to the Company to settle all of its outstanding debt with the Company.

Also subsequent to year-end, the Company entered into an option agreement giving it the right to earn a 100% interest in the Mount Thom "IOCG" copper-cobalt-gold property located 22km east of Truro, Nova Scotia. To earn its interest the Company must issue 100,000 treasury shares, make $125,000 in cash payments and incur $500,000 in exploration expenditures on the property over 4 years. The optionors would retain a 3% NSR royalty interest in the property which can be reduced to 1% at any time with a payment of $2.0 million. The initial commitments are a $5,000 cash payment, 100,000 treasury shares and a $100,000 first year work program. Two other properties in the Cobequid Mountains Project area with potential for IOCG deposits, called West River Station and Upper Kemptown, were also optioned subsequent to year-end. The Company can earn a 60% interest in these properties by making combined expenditures totaling $150,000 over 2 years.

PRICEWATERHOUSECOOPERS

AUDITORS' REPORT
TO THE SHAREHOLDERS OF AVALON VENTURES LTD.

We have audited the consolidated balance sheets of Avalon Ventures Ltd. as at August 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario
November 26, 2003

AVALON VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

As at August 31	2003	2002
Assets		
Current Assets		
Cash and cash equivalents	$ 131,686	$ 116,577
Joint venture receivables	5,448	23,861
Other receivables and prepaid expenses	47,844	13,918
	184,978	154,356
Investments (note 3)	23,143	121,193
Resource Properties (note 4)	4,458,948	4,848,124
Property, Plant and Equipment (note 5)	3,654	7,377
Patents - Process Technology (note 6)	-	20,247
	$ 4,670,723	$ 5,151,297
Liabilities		
Current Liabilities		
Accounts payable (note 9)	$ 304,960	$ 165,327
Joint venture advances	10,606	16,611
	315,566	181,938
Going Concern (note 1)		
Shareholders' Equity		
Share Capital (note 7)	18,369,702	18,167,098
Contributed Surplus (note 8)	87,797	-
Deficit	(14,102,342)	(13,197,739)
	4,355,157	4,969,359
	$ 4,760,723	$ 5,151,297

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

______________, *Director*　　　　______________, *Director*

For the years ended August 31	2003	2002
Revenue		
Interest	$ 1,814	$ 8,598
Management fees	871	52,004
	2,685	60,602
Expenses		
Amortization	2,901	4,002
Consulting fees (note 9)	80,615	116,000
Directors' fees and expenses	12,077	12,121
Insurance	6,281	6,091
Interest and bank charges (note 7b)	2,741	2,325
Office and general	8,543	16,939
Professional fees (note 9)	77,674	105,730
Public and investor relations	11,357	39,473
Rent and utilities	18,326	21,880
Salaries and benefits	22,110	75,025
Shareholders' information	19,594	23,220
Stock-based compensation (note 7d)	32,401	-
Transfer and filing fees	18,128	20,832
Travel	3,555	17,669
	316,303	461,307
Loss Before the Undernoted Items	(313,618)	(400,705)
Abandoned Resource Properties (note 4h)	(597,873)	(561,873)
Gain (Loss) on Sale of Resource Properties (note 4g)	(21,603)	81,938
Write-down of Patents (note 6)	(19,234)	-
Write-down of Joint Venture Receivables	-	(42,691)
Gain on Sale of Investments	61,725	-
Write-down of Investments	(14,000)	(120,932)
Loss for the Year	(904,603)	(1,044,263)
Deficit - Beginning of Year	(13,197,739)	(12,153,476)
Deficit - End of Year	$ (14,102,342)	$ (13,197,739)
Loss per Share	$ (0.04)	$ (0.04)
Weighted Average Number of Common Shares Outstanding	25,192,316	24,169,604

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

For the years ended August 31	2003	2002
Cash Flows from Operating Activities		
Cash received from joint venture partners	$ 650	$ 52,004
Cash paid to suppliers and employees	(142,070)	(407,902)
Interest received	1,814	13,165
Interest paid (note 7b)	(15,543)	(25,000)
	(155,149)	(367,733)
Cash Flows from Financing Activities		
Share capital (note 7b)	202,604	260,000
Warrants (note 8)	55,396	-
	258,000	260,000
Cash Flows from Investing Activities		
Resource property expenditures	(256,264)	(1,038,479)
Reimbursement of joint venture costs	18,413	447,810
Government assistance received	-	13,582
Proceeds from sale of resource properties (note 4)	2,500	50,000
Proceeds from sale of investments	145,775	-
Sale (purchase) of property, plant and equipment	1,834	(2,376)
	(87,742)	(529,463)
Change in Cash and Cash Equivalents	15,109	(637,196)
Cash and Cash Equivalents - Beginning of Year	116,577	753,773
Cash and Cash Equivalents - End of Year	$ 131,686	$ 116,577

Non-cash Financing and Investing Activities	2003	2002
Balance due on sale of resource properties (note 4)	$ 2,500	$ -
Common shares issued to acquire resource properties (note 7b)	-	58,520
Common shares issued for past geological consulting services (note 7b)	-	25,000
Investments received from sale of resource properties	-	55,000

The accompanying notes form an integral part of these consolidated financial statements.

1. Nature of Operations and Going Concern

The Company is in the process of exploring its mineral resource properties. To date, the Company has not earned significant revenues and is considered to be in the development stage.

As at August 31, 2003, the Company has sustained recurring operating losses and has a working capital deficiency of $130,588. These conditions cast significant doubt on the ability of the Company to continue as a going concern and to meet its obligations as they come due. Management is considering various alternatives, including a private placement to raise capital. However there is no assurance that these undertakings will be successful or sufficient to carry the Company to profitable operations.

The financial statements of the Company have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

The Company's ability to continue as a going concern and realize the amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing and permitting to develop these properties and to establish future profitable production

The Company operates in one geographic area, Canada, and in one industry segment, mining exploration.

2. Summary of Significant Accounting Policies

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, and reflect the follow ing significant accounting policies:

a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, 448270 B.C. Ltd.. All intercompany transactions and balances have been eliminated. Joint ventures are proportionately consolidated.

b) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of earnings during the reporting period. Significant estimates and assumptions include those related to the recoverability of resource properties and the ability to continue as a going concern. While management believes that these estimates and assumptions are reasonable, actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and short-term money market investments which on acquisition have a term to maturity of three months or less.

d) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts. When production is attained, these costs will be amortized on a units-of-production basis. If the properties are abandoned, sold or considered to be impaired in value, the costs of the properties and related deferred expenses will be written down at that time. When deferred expenditures on individual producing properties exceed the estimated net realiz able value of undiscounted proven reserves, the properties are written down to the estimated fair value.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Senior management regularly reviews the carrying amount of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

e) Investments

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value.

f) Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining-balance method at 30% per annum. Additions during the year are amortized using the half-year rule.

g) Research and Development

Research and development costs related to a specific property are deferred as part of the costs of that property in accordance with the Company's policy on exploration and development expenditures. General research and development costs are expensed as incurred.

h) Income Taxes

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance has been applied against all of the future income tax assets.

i) Stock Option Compensation

The Company has one stock option plan that is described in note 7. Effective September 1, 2002, the Company adopted the new CICA handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based method of accounting for stock-based transactions. The Company has elected to adopt the fair value method for all stock-based payments made to both employees and non-employees on a prospective basis.

j) Related Party Transactions

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

k) Loss Per Share

Loss per share is computed based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been disclosed since the exercise of options and warrants would be anti-dilutive.

3. Investments

Investments consist of shares and warrants purchased from a joint venture partner and shares received as consideration for resource property interests. All investments are in publicly traded companies. The Company and Radiant Resources Inc. are related by directors in common.

	2003		
	Number	Book Value	Market Value
Alto Ventures Inc.	28,571	$ 3,143	$ 2,857
Konexus Technologies Ltd.	-	-	-
Consolidated Westview Resource Corp.	-	-	-
East West Resource Corporation	-	-	-
Canadian Golden Dragon Resources Ltd.	-	-	-
Metalore Resources Limited	-	-	-
Radiant Resources Inc. (formerly Pacific Sapphire Company Ltd. (Canada))	50,000	10,000	10,250
Starcore Resources Ltd.	400,000	10,000	10,000
		$ 23,143	$ 23,107

	2002		
	Number	Book Value	Market Value
Alto Ventures Inc.	28,571	$ 3,143	$ 3,143
Konexus Technologies Ltd.	5,000	50	50
Consolidated Westview Resource Corp.	75,000	5,250	5,250
East West Resource Corporation	100,000	17,000	17,000
Canadian Golden Dragon Resources Ltd.	75,000	6,750	6,750
Metalore Resources Limited	10,000	55,000	57,500
Radiant Resources Inc. (formerly Pacific Sapphire Company Ltd. (Canada))	200,000	10,000	14,000
Starcore Resources Ltd.	400,000	24,000	24,000
		$121,193	$127,693

4. Resource Properties

August 31, 2003	Separation Rapids Rare Metals	Wolf Mountain PGE	Tantalum Group Properties	Cobequid Mountains Gold Project	Warren Township Anorthosite Project	Black Bay PGE-Cu-Ni	Other	Total
note	(4a)	(4b)	(4c)	(4d)	(4e)	(4f)	(4g),(12)	
Acquisition costs	$ -	$ -	$ 143	$ 7,316	$ 1,167	$ (35,000)	$ -	$ (26,374)
Diamond drilling	-	-	22,958	-	-	-	-	22,958
Environmental studies/permitting	5,756	-	-	-	-	-	-	5,756
Feasibility/engineering studies	16,818	-	-	-	800	-	-	17,618
Geology	5,641	99	-	62,315	2,687	-	(11,131)	59,611
Metallurgical/market studies	159,093	-	-	-	-	-	-	159,093
Other	1,387	-	-	-	-	-	1,019	2,406
Current expenditures	188,695	99	23,101	69,631	4,654	(35,000)	(10,112)	241,068
Less amounts recovered from:								
Joint venture partners	-	-	(5,768)	-	-	-	-	(5,768)
Net current expenditures	188,695	99	17,333	69,631	4,654	(35,000)	(10,112)	235,300
Balance - beginning of year	3,738,297	334,379	384,918	-	-	129,418	261,112	4,848,124
Sale of resource properties (note 4g(i))	-	-	-	-	-	-	(26,603)	(26,603)
Abandoned resource properties (note 4(h))	-	(334,478)	-	-	-	(94,418)	(168,977)	(597,873)
Balance - end of year	$ 3,926,992	$ -	$ 402,251	$ 69,631	$ 4,654	$ -	$ 55,420	$ 4,458,948

August 31, 2002	Separation Rapids Rare Metals	Wolf Mountain PGE	Tantalum Group Properties	Cobequid Mountains Gold Project	Warren Township Anorthosite Project	Black Bay PGE-Cu-Ni	Other	Total
note	(4a)	(4b)	(4c)	(4d)	(4e)	(4f)	(4g)	
Acquisition costs	$ -	$ -	$ 35,020	$ -	$ -	$ 39,800	$ 8,802	$ 83,622
Diamond drilling	1,019	406	12,888	-	-	-	430,955	445,268
Environmental studies/permitting	5,646	-	-	-	-	-	-	5,646
Feasibility/engineering studies	27,040	-	-	-	-	-	-	27,040
Geology	104,218	11,137	114,557	-	-	8,713	222,183	460,808
Geophysical	-	28,908	-	-	-	22,286	15,515	66,709
Metallurgical/market studies	59,524	-	11,334	-	-	-	-	70,858
Other	-	-	45	-	-	-	220	265
Current expenditures	197,447	40,451	173,844	-	-	70,799	677,675	1,160,216
Less amounts recovered from:								
Government assistance	-	-	-	-	-	-	(13,582)	(13,582)
Joint venture partners	-	-	(138,824)	-	-	-	(586,151)	(724,975)
Net current expenditures	197,447	40,451	35,020	-	-	70,799	77,942	421,659
Balance - beginning of year	3,540,850	293,928	349,898	-	-	58,619	768,105	5,011,400
Sale of resource properties (note 4g(ii))	-	-	-	-	-	-	(23,062)	(23,062)
Abandoned resource properties (note 4(h))	-	-	-	-	-	-	(561,873)	(561,873)
Balance - end of year	$ 3,738,297	$ 334,379	$ 384,918	$ -	$ -	$ 129,418	$ 261,112	$ 4,848,124

a) Separation Rapids Rare Metals Project, Ontario

During the year ended August 31, 1997 the Company entered into an option agreement to acquire a 100% interest (subject to a 2.0% net smelter returns royalty ("NSR"), half of which can be bought back for $1.0 million) in certain claims in the Paterson Lake area, Ontario.

During the year ended August 31, 2000 the Company completed all its obligations under the option agreement and vested its 100% interest in these claims.

b) Wolf Mountain Platinum-Palladium ("PGE") Project, Ontario

The Wolf Mountain Platinum-Palladium Project comprises the Wolf Mountain and Disraeli Lake properties.

The Wolf Mountain property was optioned to the Company and during the year ended August 31, 2000 the Company completed all of its obligations under the option agreement and vested its 100% interest in the property (subject to an NSR of 2.0%; half of which can be bought back for $1.0 million). The Disraeli Lake property was staked by the Company during the year ended August 31, 2000 and re-staked during the year ended August 31, 2003.

During the year ended August 31, 1999 the Company granted an option to two companies (East West Resources Corporation and Canadian Golden Dragon Resources Ltd.) to acquire a combined 60% interest in this project by spending $1,000,000 on exploration and issuing 100,000 shares each to the Company. During the year ended August 31, 2001, the optionees vested this interest and became the operator of the project.

During the year ended August 31, 2003, no new work was performed on the project and the Company decided to write off its deferred costs of $334,478.

c) Tantalum Group Properties

The Tantalum Group Properties consist of the Raleigh Lake and Lilypad Lakes properties.

i) Raleigh Lake Property, Ontario

During the year ended August 31, 1998 the Company entered into an option agreement to acquire a 100% interest (subject to an NSR of 3.0%; half of which can be bought back for $1.0 million) in certain claims in the Raleigh Lake area, Ontario.

During the year ended August 31, 2002 the Company completed all its obligations under the option agreement and vested its 100% interest in these claims.

ii) Lilypad Lakes Property, Ontario

The Lilypad Lakes Property was staked by the Company during the year ended August 31, 1999.

During the year ended August 31, 2000 the Company granted an option to a third party to acquire a 50% interest in each of the Company's Tantalum Group Properties. During the year ended August 31, 2002 the optionee abandoned this option.

d) Cobequid Mountains Gold Project, Nova Scotia

During the year ended August 31, 2003 the Company signed a letter of intent to acquire up to a 60% interest in the Cobequid Gold Venture Claims in the Cobequid Mountains in northern Nova Scotia. To vest the first 33 1/3% interest in these claims, the Company must incur $150,000 in exploration expenditures by February 26, 2004 (of which $62,315 had been incurred by August 31, 2003). To vest its remaining 26 2/3% interest, the Company must incur additional exploration expenditures of $350,000 by February 28, 2005.

e) Warren Township Anorthosite Project, Ontario

The Warren Township property, located near Foleyet, Ontario, was staked by the Company during the year ended August 31, 2003.

f) Black Bay Platinum-Palladium ("PGE") Project, Ontario

During the year ended August 31, 2001 the Company entered into an option agreement to acquire a 100% interest (subject to an NSR of 2.5%, of which 1.5% can be bought back for $1.5 million or in increments of $500,000 per 0.5%) in certain claims in the Fluor Island and Laurie Lake areas, Ontario.

During the year ended August 31, 2003 the Company granted options to two companies to acquire a combined 50% interest in this property. The optionees subsequently abandoned this option and the Company decided not to fund any further expenditures on this project. The total costs incurred to date of $94,418 have been written off.

g) Sale of Resource Properties

i) During the year ended August 31, 2003 the Company sold its 25% interest in the Alcudia Gold Project for $5,000 in cash, of which $2,500 was received upon signing of the agreement, and the remaining $2,500 is receivable on November 23, 2003.

ii) During the year ended August 31, 2002 the Company sold its 100% interest in the East Cedartree Property for total consideration of $105,000, consisting of $50,000 in cash and 10,000 treasury shares of Metalore Resources Limited with a market value of $5.50 per share. Under the terms of the sale, the Company retains an NSR of 2.0% on five of the underlying claims, half of which can be bought back by the purchaser for $1.0 million, and the purchaser assumed the responsibility for the 2.0% NSR on the other four underlying claims payable to a third party under a prior agreement with the Company.

h) Resource properties abandoned during the years ended August 31, 2003 and 2002 consist of the following:

	2003	2002
Black Bay PGE-Cu-Ni Project	$ 94,418	$ -
Wolf Mountain Platinum-Palladium (PGE) Project	$ 334,478	$ -
Other		
Strange Lake Property	68,882	-
Shatford Lake Property	79,569	-
General Exploration	20,526	-
Coldwell Property	-	42,247
Cole Lake Property	-	58,298
Legris Lake PGE Project	-	150,578
Snare River Joint Venture	-	310,750
	168,977	561,873
	$ 597,873	$ 561,873

5. Property, Plant and Equipment

	2003			2002		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Computers	$ 4,824	$ 2,390	$ 2,434	$ 17,957	$ 12,580	$ 5,377
Equipment	12,200	10,980	1,220	14,000	12,000	2,000
	$ 17,024	$ 13,370	$ 3,654	$ 31,957	$ 24,580	$ 7,377

6. Patents - Process Technology

As the Company has identified a simplified alternative methodology to process the ore for the Big Whopper petalite deposit on the Company's Separation Rapids property, the Company abandoned its patent on the related process technology and wrote off its unamortized costs of $19,234 during the year ended August 31, 2003.

2003			2002		
Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
$ -	$ -	$ -	$ 22,946	$ 2,699	$ 20,247

7. Share Capital

a) Authorized:

100,000,000 common shares without par value
25,000,000 preferred shares without par value

b) Common Shares Issued and Outstanding:

2003	Number of Shares	Amount
Balance - beginning of year	24,655,248	$ 18,167,098
Shares issued:		
for cash	1,720,000	202,604
for resource properties	-	-
for past consulting services	-	-
Balance - end of year	26,375,248	$ 18,369,702

2002	Number of Shares	Amount
Balance - beginning of year	23,315,248	$ 17,823,578
Shares issued:		
for cash	1,040,000	260,000
for resource properties	200,000	58,520
for past consulting services	100,000	25,000
Balance - end of year	24,655,248	$ 18,167,098

During the year ended August 31, 2003 the Company:

i) issued 670,000 flow-through units for proceeds of $100,500 (of which 320,000 units were issued to directors and officers).

Each flow-through unit consists of one flow-through common share and one non-flow-through warrant. Each warrant will entitle the holder to purchase one non-flow-through share at a price of $0.20 until December 31, 2004. The estimated fair value of the warrants was $22,066 and this amount has been allocated to the warrant component of the units. The fair value of these warrants was estimated at the issuance date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Average risk-free interest rate	4.10%
Expected life	2.0 years
Expected volatility	82%

ii) issued 210,000 flow-through units (of which 35,000 units were issued to a director) for proceeds of $157,500. Each flow-through unit consists of four flow-through common shares, one non-flow-through common share and five non-flow-through warrants. Each warrant will entitle the holder to purchase one non-flow-through common share at a price of $0.20 until August 1, 2005. The estimated fair value of the warrants was $33,330 and this amount has been allocated to the warrant component of the units. The fair value of these warrants was estimated at the issuance date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Average risk-free interest rate	4.10%
Expected life	2.0 years
Expected volatility	90%

Warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's warrants.

During the year ended August 31, 2002 the Company issued 1,040,000 flow-through units (of which 240,000 units were issued to directors and officers) for proceeds of $260,000. Each flow-through unit consists of one flow-through common share and one half of one flow-through share purchase warrant, such that one whole warrant will entitle the holder to purchase one additional flow-through common share at a price of $0.65 until December 28, 2003. The Company allocated $nil to the value of the warrant component of the unit. The Company incurred Part XII.6 interest expense of $374 (2002 - $1,584) on the monthly unspent portion of the proceeds from its flow-through financings. This amount has been included in interest and bank charges. The $15,543 in interest paid during the year ended August 31, 2003 (2002 - $25,000) related to the outstanding balance from the Company's 2000 and prior years' flow-through financings.

c) Warrants

As at August 31, 2003 the following warrants were issued and outstanding:

i) 231,000 flow-through warrants entitling the holder to purchase one flow-through common share at $0.75 per share, expiring December 30, 2003;

ii) 232,758 flow-through warrants entitling the holder to purchase one flow-through common share at $0.58 per share, expiring December 29, 2003;

iii) 1,000,000 non-flow-through warrants entitling the holder to purchase one common share at $1.00 per share, expiring July 31, 2005;

iv) 520,000 flow-through warrants entitling the holder to purchase one flow-through common share at $0.65 per share until December 28, 2003;

v) 670,000 non-flow-through warrants entitling the holder to purchase one common share at $0.20 per share, expiring December 31, 2004; and

vi) 1,050,000 non-flow-through warrants entitling the holder to purchase one common share at $0.20 per share, expiring August 1, 2005.

During the years ended August 31, 2003 and 2002, share purchase warrants were issued, exercised and expired/cancelled as follows:

	2003		2002	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance-beginning of year	2,983,758	$ 0.85	3,463,758	$ 0.95
Issued	1,720,000	0.20	520,000	0.65
Exercised	-	-	-	-
Expired/Cancelled	(1,000,000)	0.98	(1,000,000)	1.00
Balance - end of year	3,703,758	$ 0.54	2,983,758	$ 0.85

d) Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 4,000,000 common shares of the Company to eligible employees, directors and service providers of the Company and its affiliates.

The Plan authorizes the granting of options to purchase shares of the Company's common stock at an option price equal to or greater than the average price of the shares for the ten trading days prior to the grant. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years. As at August 31, 2003, all options were fully vested.

During the years ended August 31, 2003 and 2002, stock options were granted, exercised and expired/cancelled as follows:

	2003		2002	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance-beginning of year	2,450,000	$ 0.64	2,495,000	$ 0.78
Granted	547,500	0.20	815,000	0.32
Exercised	-	-	-	-
Expired/Cancelled	(205,000)	0.50	(860,000)	0.75
Balance - end of year	2,792,500	$ 0.56	2,450,000	$ 0.64

During the year ended August 31, 2003, the Company granted 547,500 stock options to employees, directors and officers. The estimated fair value of these options was $32,401 and this amount has been expensed as stock-based compensation.

The fair value of these stock options was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Average risk-free interest rate	4.10%
Expected life	5.0 years
Expected volatility	78%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

As at August 31, 2003 the following options were vested and outstanding:

Option Price	Number of Options	Weighted Average Remaining Contractual
$0.82	305,000	1.5 years
$0.80	990,000	0.5 years
$0.75	175,000	2.3 years
$0.58	150,000	2.8 years
$0.38	300,000	3.1 years
$0.27	325,000	3.5 years
$0.20	547,500	4.7 years
	2,792,500	

8. Contributed Surplus

	2003	2002
Balance-beginning of year	$ -	$ -
Add: warrants issued for cash	55,396	-
stock options granted to employees, directors and officers	32,401	-
Balance-end of year	$ 87,797	$ -

9. Related Party Transactions

a) During the year ended August 31, 2003 the Company incurred legal fees of $7,965 (2002 - $26,371) with a law firm in which a director of the Company is an associate. At August 31, 2003 accounts payable included $26,001 (2002 - $18,804) payable to this law firm.

b) During the year ended August 31, 2003 the Company incurred consulting fees of $87,400 (2002 - $84,000), net of $Nil (2002- $3,200) recovered from joint venture partners, with a director, of which $35,400 (2002 - $9,200) were deferred as resource property costs. At August 31, 2003 accounts payable included $60,877 (2002 - $7,704) payable to this director.

c) During the year ended August 31, 2003 the Company incurred consulting fees of $Nil (2002 - $2,059), net of $Nil (2002 - $40,840) recovered from joint venture partners, with a company owned by a former officer. These fees were deferred as resource property costs.

d) During the year ended August 31, 2003 the Company incurred accounting and consulting fees of $64,915 (2002 - $76,434) with an accounting firm in which an officer is a partner. As at August 31, 2003 accounts payable included $109,584 (2002 - $35,690) payable to this accounting firm.

e) During the year ended August 31, 2003 the Company incurred consulting fees of $2,500 (2002 - $Nil) with a director.

f) As at August 31, 2003 accounts payable included $27,000 (2002 - $15,000) in directors' fees payable to the Company's directors.

Additional related party transactions are described separately in note 7(b).

10. Income Taxes

During the year ended August 31, 2003, the Company refiled its income tax returns for the years ended August 31, 1996 to 2000 to reclassify certain portions of its non-capital losses relating to its Canadian exploration and development overhead expenses as Canadian development expenses ("CDE") and Canadian exploration expenses ("CEE"), resulting in decreases in the amount of non-capital losses available to carry forward and increases in its cumulative CEE and CDE tax pools.

a) Future Income Tax Assets

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at August 31, 2003 and 2002 are as follows:

	2003	2002
Difference in resource properties	$1,124,906	$ 3,796
Difference in long term investments	73,912	89,517
Non-capital loss carry forwards	10,731	906,119
Capital loss carry forwards	346,221	341,813
	1,555,770	1,341,245
Less: valuation allowance	(1,555,770)	(1,341,245)
Net future income tax assets	$ -	$ -

A valuation allowance has been applied against all of the above future income tax assets.

b) Non-Capital Losses

The Company has non-capital losses carried forward of approximately $34,000 (2002 - $2,886,000) available to reduce future years' taxable income. These losses will expire as follows:

2009	$ 15,000
2010	19,000

c) Capital Losses

The Company has capital losses carried forward of approximately $1,800,000 (2002 - $1,800,000) available to reduce future years' capital gains.

d) Canadian Exploration and Development Expenses

The Company has cumulative Canadian development expenses of $2,505,000 (2002 - $1,539,000) and cumulative Canadian exploration expenses of $5,971,000 (2002 - $3,321,000) available to reduce future years' taxable income.

11. Financial Instruments

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company's financial instruments approximate their fair values because of the short-term nature of these items.

Credit Risk

The Company monitors the financial condition of its joint venture partners and counterparties to contracts. The Company does not have a significant exposure to any individual third party. Credit risk on amounts receivable is limited to the outstanding balance of such amounts.

12. Subsequent Events

a) On October 20th, 2003 the Company optioned the Mount Thom Copper-Gold-Cobalt Property which is located approximately 22 km east of Truro, Nova Scotia. The Company can earn a 100% interest in the Mount Thom property by making $125,000 in cash payments, issuing 100,000 treasury shares and incurring $500,000 in exploration expenditures on the property over 4 years. The optionors would retain a 3% NSR royalty interest in the property which can be reduced to 1% at any time with a payment of $2.0 million. The initial commitments are a $5,000 cash payment, 100,000 treasury shares and a $100,000 first year work program.

b) On October 30th, 2003 the Company optioned the Upper Kemptown and West River Station properties from the vendors of the Cobequid Mountains Project. The option gives the Company the right to earn a 60% interest in these two properties by incurring $150,000 in expenditures over two years.

c) On November 17th, 2003 the Company and joint venture partner Starcore Resources Ltd. ("Starcore") completed the sale of the Denain Gold-Copper Project ("Denain"), located near Val d'Or, Quebec to Mirabel Resources Inc., a public company listed on the TSX Venture Exchange. The total consideration was 240,000 shares at a deemed value of $0.25 per share. Starcore has assigned its 50% share of the proceeds to the Company to settle its outstanding debt to the Company of $30,000. The Company has previously provided for this receivable. Accordingly, the transaction resulted in a net gain of $4,580.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and other financial information for this annual report were prepared by the management of Avalon Ventures Ltd., reviewed by the Audit Committee of the Board of Directors, and approved by the Board of Directors.

Management is responsible for the preparation of the consolidated financial statements and believes that they fairly represent the Company's financial position and the results of operations in accordance with Canadian generally accepted accounting principles. Management has included amounts in the Company's consolidated financial statements based on estimates, judgements, and policies that it believes reasonable in the circumstances.

To discharge its responsibilities for financial reporting and for the safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance that the assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately in the Company's books and records.

PricewaterhouseCoopers LLP were appointed as the Company's auditors at the Annual General Meeting of Shareholders. Their report outlines the scope of their examination and their opinion.

President and CEO

CFO and Vice President Finance

Toronto, Ontario
November 26, 2003

HEAD OFFICE
111 Richmond Street West
Suite 1005
Toronto, ON. M5H 2G4
Tel: (416) 364-4938
Fax: (416) 364-5162
info@avalonventures.com

DIRECTORS
Donald Bubar
F. Dale Corman
Alan Ferry
Brian D. MacEachen
Joseph G. Monteith
Lawrence Page

OFFICERS
Donald Bubar, P.Geo.
President & CEO

R.J. (Jim) Andersen, CA, CPA
Vice President, Finance & CFO

Lawrence Page, QC
Chairman

Anne Jamieson
Secretary

TECHNICAL CONSULTANTS
Paul Schmidt, P.Eng.
Project Manager

Les Heymann, P.Eng.
Metallurgist

Don Hains, P.Geo.
Minerals Marketing

REGISTRAR AND TRANSFER AGENT
Computershare Trust
Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

SOLICITORS
Lexas Law Group
1185 W. Georgia Street
Suite 1550
Vancouver, B.C. V6E 4E6

AUDITORS
PricewaterhouseCoopers LLP
Suite 3000, Royal Trust Tower
Toronto-Dominion Centre
Toronto, Ontario M5K 1G8

INVESTOR RELATIONS
Agora Investor Relations
Richmond Hill, Ontario.
www.agoracom.com
AVL@agoracom.com

ANNUAL GENERAL MEETING
Toronto Board of Trade
Downtown Centre
1 First Canadian Place
3rd Floor
Toronto, Ontario
February 26, 2004
4:30 p.m.

Truro Daily News



Prospector Avard Hudgins (left) and Don Bubar, president of Avalon Ventures Ltd., hope rocks from the Cobequid Mountains are a small sign of gold in the area. The two men have partnered to explore the area for gold deposits.

The rush of gold

It could well be the treasure of the Cobequid Mountains

FILE NO. 82-4427

AVALON VENTURES LTD.

111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4

NOTICE OF ANNUAL AND GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

TAKE NOTICE that the 2004 Annual General Meeting of the members of AVALON VENTURES LTD. (hereinafter called the "Company") will be held at the Toronto Board of Trade Downtown Centre, 3rd Floor, 1 First Canadian Place, Toronto, Ontario, on:

Thursday, February 26, 2004

at 4:30 p.m. (Eastern Standard Time) for the following purposes:

1. To receive the 2004 Report of the Directors;
2. To receive the Company's consolidated financial statements for the financial year ended August 31, 2003 and the auditor's report thereon;
3. To appoint an auditor for the next year and to authorize the directors to fix the auditor's remuneration;
4. To determine the number of directors and to elect directors;
5. To ratify, confirm, and approve all acts done by and the proceedings of the Company's directors and officers on the Company's behalf since the last Annual General Meeting; and
6. To transact any other business that may properly come before the meeting and any adjournment thereof.

An Information Circular and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxyholder to attend and vote in his place. If you are unable to attend the meeting or any adjournment in person, please read the Notes accompanying the enclosed form of Proxy and then complete, sign, and date the Proxy and return it within the time and to the location set out in the Notes. The Company's management is soliciting the enclosed form of Proxy but, as set out in the Notes, you may amend the Proxy if you wish by striking out the names listed and inserting in the space provided the name of the person you want to represent you at the meeting.

Please advise the Company of any change in your address.

DATED at Toronto, Ontario, this 12th day of January, 2004.

BY ORDER OF THE BOARD OF DIRECTORS
OF AVALON VENTURES LTD.

President

INFORMATION CIRCULAR

as at and dated January 12, 2004 (unless otherwise noted)

MANAGEMENT SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by management of AVALON VENTURES LTD. (the "Company") for use at the Annual General Meeting (the "Meeting") of members of the Company to be held on Thursday, February 26, 2004, and at any adjournment of the Meeting. The solicitation will be by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by the Company's directors, officers or employees. The Company will not specifically engage employees or soliciting agents to solicit proxies. The Company does not reimburse shareholders, nominees, or agents for their costs of obtaining authorization from their principals to sign forms of proxy. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXY HOLDER

The persons named in the enclosed form of proxy are the Company's directors or officers. **A member has the right to appoint a person (who need not be a member) other than the persons named as proxyholders in the enclosed form of proxy to attend and act on his behalf at the Meeting. To exercise this right, the member must either insert the name of the desired person in the blank space provided in the accompanying form of proxy and strike out the other names or complete another appropriate form of proxy.**

To be valid, the proxy must be dated and signed by the member or his or her attorney duly authorized in writing. If the member is a corporation, the proxy must be dated and signed by an authorized director, officer, or attorney of the corporation. A member must deliver:

1. the form of proxy; and
2. the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof,

to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, or to the Company's head office at the address listed on the cover page of this Information Circular, not less than 48 hours (Saturdays, Sundays, and holidays excepted) before the scheduled time of the Meeting or any adjournment thereof.

ADVICE TO NON-REGISTERED HOLDERS

Only registered holders of common shares of the Company or the persons they validly appoint as their proxy holders are permitted to vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Holder") are registered either (i) in the name of an intermediary (an "Intermediary") (including, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, the Company will have distributed copies of the Notice of Meeting, this Information Circular, and the enclosed form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of common shares.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(i) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the applicable form of proxy and submit it to the Company, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1 with respect to the common shares beneficially owned by such Non-Registered Holder, in accordance with the instructions elsewhere in this Information Circular; or

(ii) more typically, be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will be given a page of instructions which contains a removable label containing a barcode or other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the proxy and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any member who returns the enclosed form of proxy may revoke it at any time before it is exercised. A member or his attorney authorized in writing or, if the member is a corporation, an authorized officer or attorney of the corporation, may revoke a proxy by signing a written notice or document to that effect and delivering it either to:

1. the office of the Company's registrar and transfer agent or the Company's head office at least 24 hours before the scheduled time of the Meeting or any adjournment thereof; OR
2. the Chairman of the Meeting before the scheduled commencement of the Meeting or any adjournment thereof.

A Non-Registered Holder may revoke a proxy authorization form (voting instructions) or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of proxy authorization form (voting instructions) or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

Nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with the instructions of the member (provided such instructions are certain) on any ballot that may be called for and, if such member has specified a choice with respect to any matter to be acted on at the Meeting, the shares will be voted or withheld from voting accordingly. WHERE NO CHOICE IS SPECIFIED OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED ON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS, THE SHARES REPRESENTED BY THE PROXY HEREBY SOLICITED WILL BE VOTED IN FAVOUR OF ALL SUCH MATTERS.

The enclosed form of proxy gives the persons named as proxyholders discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting. As of the date of this Information Circular, management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. **However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote on such other business in accordance with their judgement.**

A member may indicate the manner in which the persons named in the enclosed form of proxy are to vote with respect to any matter by marking an "X" in the appropriate space. If the member wishes to give the persons named in the proxy a discretionary authority with respect to any matter described in the proxy other than the appointment of an auditor and the election of directors, then the space should be left blank. **In such instance, the proxyholders nominated by management will vote the shares represented by the proxy in accordance with their judgment.**

RECORD DATE, VOTING SHARES, AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value and 25,000,000 Preferred Shares without par value.

The record date for determining all members entitled to receive notice of, attend, and vote at the Meeting was fixed by the Company's directors as January 12, 2004. There were 27,535,248 common shares issued and outstanding as of January 12, 2004. At a general meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxy holder duly appointed by a member who would have been entitled to vote will have one vote and, on a poll, every member present in person or represented by proxy or other proper authority will have one vote for each share of which the member is the registered holder. A poll will be taken if requested by a member or proxyholder present at the Meeting or required because the number of shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting. In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required to pass an ordinary resolution, and a majority of at least 75% of the votes cast will be required to pass a special resolution.

To the knowledge of the Company's directors and senior officers, the following persons beneficially own shares carrying more than 10% of all voting rights as of January 7, 2004:

Name of Shareholder	Number of Shares Owned	Percentage of Issued and Outstanding Shares
CDS & Co.(1)	21,750,817	79%

(1) CDS & Co. is a holding company for shares held in brokerage accounts for Non-Registered Holders. The Company's management does not know who beneficially owns these shares.

ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as director. Each director elected will hold office until the next Annual General Meeting or until that person sooner ceases to be a director. The members will be asked to pass an ordinary resolution to set the number of directors of the Company at six for the next year, subject to any increases permitted by the Company's Articles.

Unless a member provides other instructions, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors. Management does not expect that any of the nominees will be unable to serve as a director. If before the Meeting any vacancies occur in the slate of nominees listed below, the person named in the proxy will exercise his or her discretionary authority to vote the shares represented by the proxy for the election of any other person or persons as directors.

The following information concerning the proposed nominees has been furnished by each of them:

Name and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Excercised(1)	Principal Occupation During the Past Five Years
DONALD S. BUBAR Director, President and Chief Executive Officer	February 17, 1995	1,019,500	Consulting Geologist; President and CEO of the Company since 1995.
LAWRENCE PAGE, Q.C. Director and Chairman	July 24,1991	21,000	Lawyer; Principal of Lawrence Page, Q.C. Law Corporation; director and/or officer of several reporting companies, including Newcoast Silver Mines Ltd., Canadian Empire Exploration Corp., Quaterra Resources Inc., Rio Fortuna Exploration Corp., and Western Silver Corporation
ALAN FERRY(2) Director	February 24, 2000	Nil	Chartered Financial Analyst, with Dominick and Dominick Securities Inc.; director of several other reporting companies including Guyana Goldfields Ltd.
F. DALE CORMAN(3) Director	March 14, 1995	Nil	Engineer; Chairman and CEO of Western Silver Corporation; director of several other reporting companies, including Radiant Resources Inc.

Name and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Excercised[(1)]	Principal Occupation During the Past Five Years
JOSEPH G. MONTEITH[(3)] Director	February 24, 2000	465,000	Chemical Engineering Technologist; President of Stormceptor Corporation and three other private industrial companies.
BRIAN D. MacEACHEN[(2)] Director	November 16, 1998	335,000	Consultant; Chartered Accountant; formerly Chief Financial Officer of Salter Street Films and prior to that Treasurer of Franco-Nevada Mining Corporation Ltd.

(1) As at January 12, 2004.
(2) Denotes a member of the audit committee.
(3) Denotes a member of the compensation and nomination committee.

All of the nominees reside in Canada, except F. Dale Corman, who is a resident of the United States.

On December 18, 2003, the Company published the Advance Notice of Meeting in *The Province* newspaper, Vancouver, British Columbia and also filed it with the British Columbia and Alberta Securities Commissions and the TSX Venture Exchange (the "Exchange"). The Advance Notice of Meeting invited nominations for directors of the Company, as required by section 111 of the *Company Act* (British Columbia).

EXECUTIVE COMPENSATION

Compensation of Named Executive Officer

The table below sets out particulars of compensation paid to the following executive officers for services to the Company during the three most recently completed financial years:

(a) the individual who served as the Company's chief executive officer or acted in a similar capacity ("CEO") during the most recently completed financial year;

(b) each of the Company's four most highly compensated executive officers, other than the CEO, who was serving as an executive officer at the end of the most recently completed financial year and whose total salary and bonus exceeded $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year,

(each of whom is a "Named Executive Officer").

Summary Compensation Table

Name and Principal Position	Year[(1)]	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options/SARs[(2)] Granted	Restricted Shares or restricted Share Units ($)	LTIP[(3)] Payouts ($)	
Donald S. Bubar President and CEO	2003 2002 2001	8,000[(4)] 8,000[(4)] 8,000[(4)]	Nil Nil Nil	87,400[(5)] 84,000[(5)] 94,000[(5)]	175,000/Nil 550,000/Nil 100,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Financial year ended August 31.
(2) Stock appreciation rights. The Company has not granted any SARs.
(3) Long-term incentive plan. The Company does not have any LTIP.
(4) Including $2,000 accrued directors' fees.
(5) Paid or accrued to D.S. Bubar and Associates as fees for mineral exploration consulting services.

Incentive Stock Options to Named Executive Officers

The Company has a Stock Option Plan that was approved by the Company's shareholders effective February 24, 2000 and by the Canadian Venture Exchange (now the TSX Venture Exchange) (the "Exchange") on February 28, 2000 (the "Plan"). Under the Plan, 4,000,000 common shares of the Company have been reserved for issuance on the exercise of incentive stock options granted pursuant to the Plan or otherwise than under the Plan to:

(a) directors, senior officers and employees of the Company or a subsidiary of the Company;
(b) permitted consultants of the Company or a subsidiary of the Company.

The following table discloses the particulars of options to purchase common shares granted by the Company under the Plan to any Named Executive Officer during the last financial year:

Option/SAR Grants During the Most Recently Completed Financial Year

Name of Executive Officer	Securities Under Options/SARs[1] Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Donald S. Bubar	175,000	32.0%	0.20	0.11	April 25, 2008

(1) The Company has not granted any SARs.

No Named Executive Officer exercised an option during the most recently completed financial year.

The Company did not reprice downward any options held by any Named Executive Officer during the most recently completed financial year.

Aggregated Option/Sar Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/Sar Values

Name of Executive Officer	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs At Financial Year End (#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options/SARs At Financial Year End ($) Exercisable/ Unexercisable
Donald S. Bubar	Nil	Nil	Nil/Nil	Nil/Nil

The Company did not reprice downward any options or SARs held by any Named Executive Officer during the most recently completed financial year.

Termination of Employment, Change in Responsibilities, and Employment Contracts

Under an agreement dated May 31, 1995, the Company pays to Donald S. Bubar, in his capacity as the Company's President, a gross monthly salary of $500 based on the expenditure of 10 days per month of Mr. Bubar's time towards the Company's affairs. The Company reimburses Mr. Bubar for all travelling and other out-of-pocket expenses incurred in connection with the performance of his duties as President.

Under an agreement dated March 1, 1998, D.S. Bubar and Associates ("D.S. Bubar"), a firm of consulting geologists which includes Donald S. Bubar, agreed to provide mineral exploration consulting services to the Company for a term of three years in consideration of a daily fee of $400 plus applicable goods and services tax. D.S. Bubar renders an invoice to the Company at the end of each month and is responsible for payment of its own taxes on income. D.S. Bubar provides services to the Company at the rate of a minimum of 10 days and a maximum of 20 days per month or any greater percentage of time that the Board of Directors may request. The Company also agreed to reimburse D.S. Bubar for all travelling and other out-of-pocket expenses, without duplication, incurred in connection with the provision of the consulting services and for other technical support services provided such as drafting and data processing. The agreement also provides that if D.S. Bubar's services are terminated within six months of a change of control of the Company, then the Company will pay to D.S. Bubar, immediately on termination, a lump sum in cash equal to:

(a the amount that the Company would have been required to pay to D.S. Bubar for the balance of the term of the agreement or the amount equal to two years of fees, calculated based on D.S. Bubar working 20 days per month, whichever is greater; and

(b) the amount equal to two years of fees at the rate of $8,000 per month.
"Control" means: (i) the right to exercise 20% or more of the voting rights attached to all of the Company's outstanding voting securities; or (ii) the right to elect or appoint, directly or indirectly, a majority of the Company's directors.

Other than the arrangement with D.S. Bubar disclosed above, the Company has no plan or arrangement to pay or otherwise compensate any Named Executive Officer if his employment is terminated as a result of resignation, retirement, change of control, etc. or if his responsibilities change following a change of control, where the value of this compensation exceeds $100,000 per Named Executive Officer.

Compensation of Directors

The directors of the Company each received or accrued directors' fees of $500 per quarter, for a total of $2,000 each during the financial year ended August 31, 2003.

During the most recently completed financial year, the Company granted pursuant to the Plan, to its non-Named Executive Officers and directors, the incentive stock options described in the following table:

Name of Director/Officer	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Alan Ferry	50,000	0.20	0.11	April 25, 2008
Joseph G. Monteith	50,000	0.20	0.11	April 25, 2008
Lawrence Page, Q.C.	75,000	0.20	0.11	April 25, 2008
Brian D. MacEachen	52,500	0.20	0.11	April 25, 2008
F. Dale Corman	25,000	0.20	0.11	April 25, 2008
R. James Andersen	75,000	0.20	0.11	April 25, 2008
Anne Jamieson	25,000	0.20	0.11	April 25, 2008

- None of the Company's non-Named Executive Officers/Directors exercised an option during the most recently completed financial year.

Pension Plans

The Company has not established any pension plan or retirement benefit plan and none is proposed at this time.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Exchange requires that each Tier 1 listed company disclose its polices with respect to corporate governance. This disclosure must be made in accordance with the guidelines contained in Section 474 of the TSX Inc. Company Manual (the "Guidelines"). The Company's approach to corporate governance matters is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to protect and enhance shareholder value. The Company's disclosure addressing each of the Guidelines is set out in Schedule "A" to this Information Circular.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Company's directors, executive officers or senior officers, proposed nominees for election as directors, or associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the most recently completed financial year and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Company's directors, executive officers or senior officers, proposed nominees for election as directors, or associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the most recently completed financial year and no indebtedness remains outstanding as at the date of this Information Circular.

1. Under a private placement that closed on January 10, 2003, the Company issued an aggregate 670,000 flow-through units at a price of $0.15 per flow-through unit. The following two insiders of the Company purchased flow-through units under the private placement.

Name and Position	Number of Flow-Through Units
Joseph G. Monteith, Director	200,000
R. James Andersen, Chief Financial Officer and Vice-President, Finance	120,000

2. Under a private placement that closed on August 1, 2003, the Company issued an aggregate 210,000 units at a price of $0.75 per unit. Each unit consists of four flow-through shares, one non flow-through share and five non-transferable warrants to purchase one additional non flow-through share. The following insider of the Company purchased flow-through units under the private placement.

Name and Position	Number of Units
Brian D. MacEachen, Director	35,000

APPOINTMENT OF AUDITOR

Management proposes the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Toronto, Ontario, as the Company's auditor to hold office until the Company's next annual general meeting. Management also proposes that the Board of Directors be authorized to fix the remuneration to be paid to the auditor. PricewaterhouseCoopers LLP was first appointed the Company's auditor on June 8, 2001.Unless otherwise instructed, the proxies solicited by management will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the Company's auditor.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

None of the Company's directors or senior officers, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than as disclosed under the heading "Executive Compensation"

PARTICULARS OF MATTERS TO BE ACTED ON

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in accordance with their best judgement on that matter.

BY ORDER OF THE BOARD OF DIRECTORS
OF AVALON VENTURES LTD.



President

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DONALD S. BUBAR (Chief Executive Officer)	R. JAMES ANDERSEN (Chief Financial Officer)

SCHEDULE "A"

AVALON VENTURES LTD.
(the "Company")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange requires that each Tier 1 listed company disclose its policies with respect to corporate governance. This disclosure must be made in accordance with the guidelines contained in Section 474 of the TSX Inc. Company Manual (the "Guidelines"). The Company's approach to corporate governance matters is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to protect and enhance shareholder value.

The Company's Statement of Corporate Governance Practices follows.

Mandate of the Board of Directors

The Guidelines require that the board of directors of a listed company explicitly assume responsibility for the stewardship of the company, including responsibility for (i) adoption of a strategic planning process, (ii) identification of the principal risks of the company's business and ensuring the implementation of appropriate systems to manage these risks, (iii) succession planning, including appointing, training and monitoring of senior management, (iv) implementation of a communication policy for the company, and (v) the integrity of the company's internal control and management information systems.

The Board is responsible for the supervision of the management of the Company and for approving the overall direction of the Company in a manner that is in the best interests of the Company and its shareholders. The Board participates fully in assessing and approving strategic plans and material prospective decisions proposed by management. To ensure that the principal business risks that are borne by the Company are appropriate, the Board receives periodic reports from management on the Company's assessment and management of such risks. The Board regularly monitors the financial performance of the Company, including receiving and reviewing detailed financial information contained in management reports.

The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board holds regular meetings at least four times per year. Additional meetings are normally held to address special items of business and the frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces from time to time.

The Compensation and Nomination Committee reviews, reports and, where appropriate, provides recommendations to the Board on succession planning matters and, in conjunction with the Board of Directors, monitors the performance of senior management.

Each member of the Board of Directors and the Audit Committee reviews and, where required, approves statutory disclosure documents prior to their distribution to shareholders. In addition, the Company has a shareholder relations process to respond to shareholder questions and concerns. All communications from shareholders are referred to the appropriate corporate officer for response, consideration or action. Management promptly advises the Board of Directors if any significant issues are raised by shareholders. In addition, the Company communicates with its shareholders, securities analysts and the media regularly on developments in its business and results, through the annual report, quarterly financial statements and reports to shareholders, press releases and material change reports, when needed.

The Board, directly and through its Audit Committee, regularly assesses the integrity of the Company's internal control and management information systems.

Composition and Independence of the Board of Directors

The Guidelines require that (i) the board of directors of a listed company determine the status of each director as a related or unrelated director, based on each director's interest in, or other relationship with, the company, (ii) the board of directors be constituted with a majority of directors who qualify as unrelated directors, (iii) the board of directors examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board,

(iv) the board of directors establish procedures to enable the board to function independently of management and (v) the board of directors implement a system which enables an individual director to engage an outside advisor at the expense of the company in appropriate circumstances.

Under the Guidelines, an "unrelated director" is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company, other than interests and relationships arising from the holding of shares of the company. Under the Guidelines, a member of management who is a director is a related director. A significant shareholder is a shareholder that is able to exercise a majority of the votes for the election of the board of directors.

The Company's Board of Directors currently has six (6) members. Of the current Board, four (4) of its members (Mr. Dale Corman, Mr. Alan Ferry, Mr. Brian MacEachen and Mr. Joseph Monteith) are considered by the Board to be unrelated directors within the meaning of the Guidelines. The Board therefore has a majority of unrelated directors.

The Board believes that all of its directors make a valuable contribution to the Board and the Company. Mr. Lawrence Page and Mr. Donald S. Bubar, although not "unrelated directors", possess an extensive knowledge of the Company's business that has proven to be beneficial to the other directors, and their participation as directors contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in appropriate circumstances. In deciding whether a particular director is or is not a "related director", the Board examined the factual circumstances of each director and considers them in the context of relevant factors.

The Board of Directors is of the view that its size and composition are well suited to the circumstances of the Company and allow for the efficient functioning of the Board as a decision-making body.

While there are no formal structures in place to ensure that the Board can function independently of Management, the Board of Directors of the Company is free to ask one or more members of Management to withdraw during certain discussions and the Directors of the Company would not hesitate to meet without the presence of the members of Management who are also Directors, including the CEO and President, if the circumstances were to so require.

Individual directors can, if required, retain outside advisors at the Company's expense. Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in accordance with their best judgement on that matter.

Committees of the Board of Directors

The Guidelines require that (i) committees of the board of directors of a listed company generally be composed of outside directors (that is, directors who are not employees or officers of the company), the majority of whom are unrelated directors, (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the company's approach to governance issues, (iii) the audit committee of every board of directors be composed only of outside directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management's system of internal control, (iv) the audit committee have direct access to the company's external auditor, and (v) the board of directors appoint a committee, composed solely of outside directors of whom the majority are unrelated, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The Board of Directors is responsible for developing and monitoring the Company's approach to governance issues and for the Company's response to the Guidelines.

Audit Committee

The Audit Committee comprises Mr. Alan Ferry and Mr. Brian MacEachen, both of whom are unrelated directors. The Audit Committee has had direct contact with the Company's external auditors and has had direct involvement in the review of quarterly and annual financial statements. The Audit Committee is also responsible for overseeing management's system of internal control.

Compensation and Nomination Committee

The Compensation and Nomination Committee comprises Mr. Dale Corman and Mr. Joseph Monteith, both of whom are unrelated directors. The Compensation and Nomination Committee has the responsibility, upon the recommendation of the CEO, for determining salaries and the extent of participation in any incentive programs. In addition, this

Committee determines, based on the proposal of the CEO, the persons eligible to benefit from the stock option plan and in which proportion, according to their position. The Compensation and Nomination Committee also assesses the performance of the CEO; the Committee's recommendations in this regard are then presented to the Board of Directors. To fill a vacancy on the Board of Directors, the CEO will submit a candidate's name to the Compensation and Nomination Committee for its consideration. If the Compensation and Nomination Committee endorses the candidacy, the candidate's name is then submitted to the Board of Directors for approval.

While there is no formal process for assessing Directors on an ongoing basis, the Directors feel free to discuss specific situations from time to time among themselves and/or with the CEO and if need be, steps are taken to remedy the situation, which steps may include a request for resignation.

Limitation of Management's Responsibilities and Authority

The Guidelines require the board of directors of a listed company, together with its chief executive officer, to develop mandates for the board and for the chief executive officer, including the definition of limits to management's responsibilities.

The Board of Directors is, by law, responsible for managing the business and affairs of the Company. Any responsibility that is not delegated to either management or a committee remains with the Board. In general, all matters of policy and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of the Board or of a Board committee to which approval authority has been delegated.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. In addition, any property acquisition, divestiture or significant exploration program requires the approval of the Board of Directors.

The CEO is responsible for managing the day-to-day operations of the Company, which includes the supervision of the senior management team, the Company's outside consultants and exploration staff. The CEO is responsible for the implementation of the Company's corporate objectives and the resolutions of the Board and the appropriate and timely feedback of the results of these efforts. The Board has approved the CEO's corporate objectives.

Senior management understands the expectations of the Board and the Board regularly monitors the performance of the technical and financial activities of Management. The Board requires management to keep the Board informed in a timely and candid manner of the progress of the Company towards the achievement of its established goals, and of any material deviations from such goals or from corporate strategies and policies that have been approved by the Board.

Recruitment of New Directors and Assessment of Board Performance

The Guidelines require that (i) every board of directors of a listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

While there is no formal process for assessing the effectiveness of the board of directors, its committees or individual directors on an ongoing basis, the directors feel free to discuss specific situations from time to time among themselves and/or with the CEO and if need be, steps are taken to remedy the situation, which steps may include a request for resignation.

New directors participate in an initial information session on the Company in the presence of the management representatives. In addition, they are furnished with appropriate documentation relating to the commercial activities of the Company and the internal organization of the Company. The meetings in which new directors participate as well as discussions with other directors and with management permit new directors to familiarize themselves rapidly with the operations of the Company.

The Nomination and Compensation Committee of the Board of Directors periodically reviews its compensation policies in light of market conditions, current industry standards and in light of changing risks and responsibilities.

At this time the Nomination and Compensation Committee and the Board of Directors are satisfied with the composition and effectiveness of the Board of Directors, its committees and the senior executives of the Company.

Conclusions

The Board of Directors of the Company believes that the Board and its committees follow effective corporate governance practices in the context of the resource exploration and development business of the Company.

The Board will continue to periodically review its practices as they relate to corporate governance and will make such changes as they are warranted.

AVALON VENTURES LTD.
(the "Company")

RETURN CARD

TO REGISTERED HOLDERS AND NON-REGISTERED BENEFICIAL OWNERS

In accordance with National Instrument 54-102 (the "Instrument") and pursuant to securities legislation:

(a) registered shareholders of AVALON VENTURES LTD. (the "Issuer") may elect annual to have their name added to the Issuer's supplementary mailing list in order to receive, at no cost, interim financial statements and other reports required to be sent under securities legislation for the Issuer's first, second and third fiscal quarters;

(b) non-registered beneficial owners of shares of the Issuer may elect annually to have their name added to the Issuer's supplementary mailing list in order to receive, at no cost, interim financial statements and other reports required to be sent under securities legislation for the Issuer's first, second and third fiscal quarters.

If you are interested in receiving such interim financial statements and reports, please complete and return this form to:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC V6C 3B9

If this form is not returned, we will assume that you do not wish to receive these quarterly financial statements and reports; however, you will continue to receive the audited annual financial statements, annual report and proxy-related material in accordance with securities legislation.

NAME: ______________________________

ADDRESS: ______________________________

____

SIGNATURE: ______________________________
I certify that I am a registered shareholder

SIGNATURE: ______________________________
I certify that I am a non- registered beneficial owner

AVALON VENTURES LTD.:
CUSIP: 05348K
SCRIP COMPANY CODE: AVLQ